UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

Investor Relations PRESS RELEASE

Grupo Televisa Addresses Cable Merger Proposal Rumors

Mexico City, December 13, 2022 – Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) is aware of press reports regarding a potential merger of its cable business (“Televisa Cable”) with Megacable Holdings, S.A.B. de C.V. (“Megacable”; BMV:MEGA CPO). The Company today confirmed that it has engaged in bilateral discussions with Megacable from time to time regarding such a combination and on November 14, 2022, submitted a non-binding transaction proposal to Megacable’s Board of Directors.

Televisa’s proposal provides for a stock-for-stock merger of Televisa Cable into Megacable at a premium of approximately 19% for Megacable shareholders, with Megacable shareholders and Televisa owning approximately 45% and 55% of the combined company, respectively. The proposal also contemplates that, at closing of the transaction, Megacable shareholders would receive a special cash dividend of approximately MXN$14.8 billion. Megacable would remain publicly listed on the stock exchange in Mexico as the entity surviving the merger. The Company believes the proposed transaction can deliver significant benefits to both companies and their shareholders. The combination would create a leading cable operator in Mexico, better positioned to compete in a highly competitive market.

The combined company would be expected to have a more robust pro forma financial scale with Q3 2022 LTM revenue of approximately MXN$75 billion and EBITDA of approximately MXN$33 billion, and reach about 29 million combined homes passed, 27 million combined RGUs, and 11 million combined subscribers. By combining their modern fiber optic infrastructure, highly complementary geographic footprints, financial resources, and experienced management teams, the combined business would be able to deploy capital expenditure investments more efficiently, accelerate growth, and increase broadband penetration, all while benefitting the subscribers.

We estimate significant value creation for the combined company from potential synergies of approximately MXN$9 billion annually as a result of cost reductions and optimization of capital expenditures.

On December 12, 2022, the Board of Directors of Megacable responded to Televisa’s proposal, informing the Company in writing that the proposal has been rejected and noting that the Chairman of the Board of Megacable is the only person empowered to deal with this matter. Notwithstanding this response, we believe that the market clearly understands the industrial logic of this transaction, considering today’s market reaction to press reports regarding the proposal. We have received inquiries from several Megacable shareholders and are encouraged by their interest in our proposal. We plan to continue to seek to engage with Megacable to pursue this compelling opportunity.

Any transaction would be subject to approval from the Board of Directors of both Televisa and Megacable, and to completion of customary due diligence. Completion of a transaction would also be subject to approval of the companies’ respective shareholders, and regulatory and other customary closing conditions. There can be no assurance that any such transaction will be finalized or the terms or timing thereof.

Below you will find a summary presentation with the rationale of the proposed transaction.

About Televisa

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations

www.televisair.com.mx

Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx

Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx

Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

NOVEMBER 14, 2022 Combination of Televisa Cable & Megacable : Building a Leading Cable Provider in Mexico Strictly Confidential

Combination with Clear Transaction Rationale and Significant Value Creation

I *Creating One of Mexico's Leading Cable Providers*	• Creation of a **pure-play cable company** with a national footprint and a strong financial profile • Combined company **well-positioned to compete effectively** in a highly competitive market • **Complementary geographic footprints** – time-consuming, not economically feasible to replicate organically • **Modern, fiber-optic infrastructure** vs. legacy offerings • Opportunity to **increase broadband penetration jointly** • **Best-in-class management team**
II *Meaningful Value Creation Potential of Combined Company*	• Opportunity to benefit from **significant efficiencies** and a **stronger balance sheet** • Significant value creation opportunity from the ability to **optimize deployment of capital expenditures** • **~MXN$9 billion of run-rate synergies** with an estimated **net present value of ~MXN$55 billion** (1) • Strong transaction rationale and value for global investors, **potentially contributing to a higher trading multiple**
III *Compelling Value Maximization Opportunity for Megacable Shareholders*	• Compelling **upfront premium** with Megacable valued at **~19% premium** relative to Televisa Cable (multiple vs. multiple) • Immediate **liquidity through ~MXN$14.8 billion special dividend** payable to Megacable shareholders • Opportunity to **participate in significant upside potential** of the combined company, with **45% ownership position and strong governance** • Opportunity to **de-risk Megacable's standalone plan and forego deployment of significant capital expenditures** (>40% of revenue) in a highly competitive market

Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Peso values and percentages reflect rounding.
(1) Assumes weighted average cost of capital of 11.5%-12.5%, perpetuity growth rate of 3.0%-4.0% and 30% tax rate.

Strictly Confidential 2

Strictly Confidential Combined Company to Have Greater Scale and Stronger Free Cash Flow Generation Financial Metrics LTM Revenue $48 $26 $75 LTM EBITDA $20 $13 $35 % Margin 42% 48% 47% LTM EBITDA – Capex (2) $6 $2 $17 % Margin 13% 6% 23% Operational Metrics Homes Passed (millions) 19 11 29 Total RGUs (millions) 16 11 27 RGU Split (3) 38% 28% 33% 1% Broadband Video Voice Mobile 3 MergeCo incl. Synergies (1) + = 35% 32% 29% 4% 37% 30% 31% 2% Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. All figures reflect rounding. (1) Assumes ~MXN$2.3bn in annual run - rate EBITDA synergies and ~MXN$6.7bn in annual capex synergies based on 2024 - 2026E average. Homes passed and RGU figures do not account for any potential overlap. (2) Televisa Cable capex figure converted from USD to MXN based on average exchange rate during period of capex (LTM 3Q22). (3) Excludes OTT / DTC providers. (3Q22, MXN $B unless otherwise stated) Cable

Highly Compelling Strategic Rationale

Televisa Cable + MEGACABLE

1. National cable company with modern, complementary footprint and strong broadband, pay TV, and voice offerings
2. Sizable combined network allowing for significant growth and enhanced competitiveness
3. Strong pro forma financial profile and balance sheet with attractive growth and margins
4. Compelling opportunity for ~MXN$9 billion of annual efficiencies in capex deployment and operating expense synergies, with net present value of ~MXN$55 billion (1)
5. Attractive, publicly-listed Mexican cable investment opportunity

Note: *Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Peso values reflect rounding.*
(1) *Assumes weighted average cost of capital of 11.5%-12.5%, perpetuity growth rate of 3.0%-4.0% and 30% tax rate.*

Strictly Confidential 4

Strictly Confidential Telmex 47% Televisa Cable 19% Megacable 13% Total Play 14% Other 7% Sky 37% Televisa Cable 22% Megacable 19% Total Play 12% Dish 6% Other 5% Telmex 41% Televisa Cable 23% Megacable 16% Total Play 14% Other 6% Telmex 32% Televisa Cable 21% Megacable 15% Total Play 13% Sky 10% Dish 2% Other 6% Segmentation of Mexican RGUs (4Q21) (1) ▪ Highly complementary network footprints ▪ Potential for improved operating footprint with better marketing and service capabilities ▪ Compelling pro forma scale (LTM 3Q22): – ~MXN$ 75bn revenue – ~ 6% revenue CAGR (’19 - LTM 3Q22) – ~MXN$ 35bn EBITDA (incl. Synergies) (2) Video 5 Complementary Geographic Footprints Creating a National Cable Company Voice Overall Telecom (excl. Mobile) Broadband Source: IFETEL, public filings, company news & press releases, Televisa management. Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Peso values and percentages reflect rounding. (1) Excludes OTT / DTC providers. (2) Assumes ~MXN$2.3 billion of run - rate cost synergies. Building a National Presence Televisa Cable: 143 Municipalities Megacable: 153 Municipalities Televisa Cable + Megacable: 17 Municipalities Strong Nationwide Coverage 1 36% 39% 41% 31%

Strictly Confidential 3.3 5.1 8.3 11.0 3.6 4.4 8.0 6.6 4.0 5.9 9.9 10.1 4.3 6.6 10.9 6 Significant Scale with 27M Combined RGUs and 11M Combined Subscribers Sky Telmex Telmex Source: Public filings. Note: Combined RGU figure includes mobile RGUs. Subscriber and RGU figures reflect rounding. (1) Subscriber and RGU figures do not account for any potential overlap. (2) Excludes OTT / DTC providers. Subscribers Video RGUs Broadband RGUs Voice RGUs Televisa Cable Megacable MergeCo (1) Next Closest Competitor (2) 2 (3Q22, millions) (3Q22, millions) (3Q22, millions) (3Q22, millions)

Strictly Confidential 14 10 6 16 11 11 16 9 12 19 11 17 $19 $11 $7 $20 $13 $15 $45 $22 $20 $48 $26 $34 (MXN $B) (millions) (MXN $B) Source: Public filings. Note: Peso, homes passed and RGU figures reflect rounding. MergeCo Well - Positioned to Compete in a Competitive Market LTM 3Q22 Revenue EBITDA LTM 3Q22 Homes Passed 3Q22A RGUs 3Q22A Televisa Cable Megacable Total Play 2020A 2020A 4Q20A 4Q20A Total Play has outgrown Megacable given its aggressive capital deployment strategy; combination allows Megacable to forego si gni ficant standalone capital expenditures for its build - out strategy in a highly competitive market, thereby de - risking its standalone pla n Incremental Revenue 7 (millions) Incremental Homes Passed Incremental EBITDA Incremental RGUs 2

Strictly Confidential $35 2019A 2020A 2021A LTM 3Q22 $18 $19 $20 $20 $10 $11 $12 $13 $28 $30 $32 $33 2019A 2020A 2021A LTM 3Q22 $42 $45 $48 $48 $22 $22 $25 $26 $63 $68 $73 $75 2019A 2020A 2021A LTM 3Q22 44% 7% 45% 7% 4% 44% 14% 8 Strong Pro Forma Financial Profile with Attractive Growth and Margins 44% Source: Public filings. Note: Peso values and percentages reflect rounding. (1) Assumes ~MXN$2.3 billion of run - rate cost synergies. Revenue & YoY Growth % EBITDA & EBITDA Margin % Televisa Cable Megacable 6% ’19 - LTM 3Q22 CAGR Pro Forma 6% ’19 - LTM 3Q22 CAGR Pro Forma 47% 3 (MXN $B) (MXN $B) (1) MergeCo incl. Synergies (1) LTM 3Q22 incl. Synergies

4 Sizable Value Creation Opportunity from Optimization of Capex Deployment

*Potential opportunity for annual capital expenditure synergies of **~MXN$6.7 billion** [(1)],*
*with estimated net present value of **~MXN$38 billion** [(2)]*

- By combining existing complementary networks, Televisa Cable and Megacable **can optimize deployment of capital, while maintaining a strong balance sheet**
- Potential to optimize **capital expenditures to ~20% of pro forma revenue vs. ~42% for Megacable** standalone today

Capex & % of Revenue [(3)]



(MXN $B)
Pro Forma
Megacable
Televisa Cable
31%
30%
31%
33%
36%
31%
37%
38%
36%
34%
42%
29%
25% (1)
Expected to trend down towards ~20%
$20
$7
$13
$22
$8
$14
$27
$9
$17
$25
$11
$14
$18 (1)
2019A
2020A
2021A
LTM 3Q22
LTM 3Q22 incl. Synergies

EBITDA - Capex & Margin % [(3)]



(MXN $B)
Pro Forma
Megacable
Televisa Cable
13%
17%
12%
11%
13%
10%
8%
11%
6%
11%
6%
13%
23% (1)
~27% assuming run-rate capex as % of revenue of 20%
$8
$4
$5
$8
$3
$5
$6
$3
$3
$8
$2
$6
$17 (1)
2019A
2020A
2021A
LTM 3Q22
LTM 3Q22 incl. Synergies

Televisa Cable | Megacable | MergeCo incl. Synergies [(1)]

Source: Public filings.
Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis.
Note: Peso values and percentages reflect rounding.

(1) Assumes ~MXN$6.7bn in annual capex synergies based on 2024-2026E average.
(2) Assumes weighted average cost of capital of 11.5%-12.5%, perpetuity growth rate of 3.0%-4.0% and 30% tax rate.
(3) Televisa Cable capex figures converted from USD to MXN based on avg. exchange rate during period of capex.

Strictly Confidential
9

Strictly Confidential 10 Multiple Areas of Operating Expense Efficiencies Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Peso values reflect rounding. (1) Assumes weighted average cost of capital of 11.5% - 12.5%, perpetuity growth rate of 3.0% - 4.0% and 30% tax rate. Personnel Expenses • Integration of overlapping groups and functions across the two companies • Includes, but not limited to, back - office operations, engineering, marketing and customer service Maintenance, Energy, Poles, Technology • Potential cost savings from eliminating duplicate networks and utilizing poles and ducts more efficiently (i.e., decreased energy and maintenance expenses) SG&A • Reduction of management and corporate expenses • Reduced real estate expenses relating to leases • Other: advertising, point of sale consolidation, ERP and systems integration Potential opportunity for annual run - rate operating expense synergies of ~MXN$2.3 billion , with estimated net present value of ~MXN$17 billion (1) 4

Strictly Confidential 51% 48% 44% 44% 42% 40% 40% 39% 36% 33% 47 % incl. Synergies $1,347 $1,092 $871 $200 $119 $100 $75 $48 $35 $26 17% 11% 7% 7% 7% 6% 5% 2% 2% (4)% 11 Attractive Pro Forma Revenue Growth and EBITDA Margins vs. Select Cable Company Peers Source: Public filings, Capital IQ. Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Peso values and percentages reflect rounding. (1) Assumes ~MXN$2.3 billion of cost synergies. MergeCo MergeCo MergeCo Cable Communications Cable Communications Cable Communications 5 LTM 3Q22 EBITDA Margin % 2019A - 2021A Revenue CAGR % LTM 3Q22 Revenue (MXN $B) Cable Cable Cable LatAm Peers U.S. Peers MergeCo incl. Synergies (1)

Strictly Confidential 33% 27% 24% 11% 22% 21% 19% 18% 13% 6% 23 % incl. Synergies 1.5x 6.8x 4.5x 4.0x 3.8x 3.1x 2.4x 1.7x 1.4x incl. Synergies 0.8x 0.3x 25 % incl. Synergies 42% 29% 34% 24% 21% 18% 16% 15% 14% 11 % MergeCo Net Debt / LTM 3Q22 EBITDA LTM 3Q22 EBITDA - Capex Margin % Meaningful Pro Forma Cash Flow Generation vs. Select Cable Company Peers Source: Public filings, Capital IQ. Note: Synergy figures are preliminary estimates per Televisa management, subject to further diligence and analysis. Percentages and multiples reflect rounding. (1) Assumes ~MXN$2.3 billion of cost synergies and ~MXN$6.7bn in annual capex synergies based on 2024 - 2026E average. LTM 3Q22 Capex % of Revenue MergeCo MergeCo Cable Communications Cable Communications LatAm Peers U.S. Peers MergeCo incl. Synergies (1) 5 12 Cable Cable Cable Expected to trend down towards ~ 20% ~ 27% assuming run - rate capex as % of revenue of 20%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: December 13, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel